Exhibit 99.1

N E W S           R E L E A S E

Siyata Mobile Appoints Samsung Director Bob Escalle to Vice President of Public Safety

Vancouver, BC – July 8, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced the appointment of Bob Escalle as Vice President of Public Safety.

Marc Seelenfreund, CEO of Siyata, stated, “We are excited to welcome Bob Escalle, a distinguished leader in the global Push-to-Talk (PTT) industry, to our team. The Push-to-Talk over Cellular market is a $7 billion industry, and Bob has held significant positions at leading companies, most recently as a director on the Samsung Mission Critical Push-to-Talk team. Public Safety, our largest and rapidly growing vertical, benefits from the increasing focus on safety in the U.S. and worldwide. Bob’s extensive expertise and years of experience will be invaluable as we strive to become a leading global PTT provider. I look forward to working closely with Bob and our amazing team to achieve our mission.”

Bob Escalle, Vice President of Siyata, remarked, “Siyata is uniquely positioned as the only Western company solely focused on the expansive and growing Push-to-Talk over Cellular industry. Our next-generation 5G technology has the potential to be a game changer in the U.S. and other global markets. I am excited to join the team and contribute to making Siyata the number one global vendor for PoC.”

Mr. Escalle brings over 30 years of extensive experience across the U.S., European, and Asian markets at leading global PTT companies, including Motorola Solutions, ESChat, and Nemergent Solutions. His key roles in global business and market development, strategic planning, engineering, and product management for various telecommunications and data networking industries, including wired/wireless, SaaS, IMS, MCPTT, Private LTE, PTToC, and multimedia platforms, have prepared him well for his role at Siyata. Bob joins Siyata from Samsung Electronics America, where he served as Director of New Business for Enterprise and Public Safety.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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